Exhibit 21.1



                           SUBSIDIARIES OF THE COMPANY

Republic First Bank (the "PA Bank"), a wholly-owned subsidiary, commenced operations on November 3, 1988. The PA Bank is a commercial bank chartered pursuant to the laws of the Commonwealth of Pennsylvania.

First Bank of Delaware ("DE Bank") is also a wholly-owned subsidiary of the Company and commenced operations June 1, 1999. The DE Bank is a commercial bank chartered pursuant to the laws of the State of Delaware.

The PA Bank and the DE Bank are primarily regulated by the FDIC.

The DE Bank was spun off on January 31, 2005.




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